                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1997

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                          Commission File No.: 3-37791

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        CAMBREX CORPORATION SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:



                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

                              REQUIRED INFORMATION



(A)      FINANCIAL STATEMENTS FOR THE PLAN


         Independent auditors' report


         Statement of Net Assets available for Plan Benefits with Fund Information at December 31, 1997

         Statement of Net Assets available for Plan Benefits with Fund Information at December 31, 1996

         Statement of Changes in Net Assets available for Plan Benefits with Fund Information for the year ended December 31, 1997

         Notes to financial statements

         Schedule 1 - Schedule of Assets Held for Investment Purposes

         Schedule 2 - Schedule of 5% Reportable Transactions

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Cambrex Corporation Savings Plan



Date October 15, 1998                       /s/ Douglas H. MacMillan
                                            Douglas H. MacMillan
                                            Vice President
                                            (On behalf of the Registrant and
                                            as the Registrant's Principal
                                            Financial Officer)

                        CAMBREX CORPORATION SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                        CAMBREX CORPORATION SAVINGS PLAN

                                      INDEX

                                                                            Page

Report of Independent Accountants                                              1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits With Fund Information
     as of December 31, 1997 and 1996                                          2

   Statement of Changes in Net Assets Available for Plan Benefits
     With Fund Information for the year ended December 31, 1997                3

Notes to Financial Statements                                               4-11

Supplemental Schedules:

   Schedule 1 - Item 27(a) - Schedule of Assets Held for Investment Purposes  12
   Schedule 2 - Item 27(d) - Schedule of 5% Reportable Transactions           13

REPORT OF INDEPENDENT ACCOUNTANTS

September 17, 1998

To the Participants and Administrator
of the Cambrex Corporation Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cambrex Corporation Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ PricewaterhouseCoopers LLP

CAMBREX CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1997 and 1996

                                                               1997              1996
                                                            -----------       -----------
Investments at fair value:

Cambrex Employer Stock Fund                                 $18,283,573       $13,941,703
Cambrex Employee Stock Fund                                   5,868,655         4,214,547
Fidelity Magellan Fund                                        6,813,948         5,652,238
Fidelity Growth and Income Portfolio                         15,380,768        11,369,441
Fidelity Asset Manager                                        5,326,390         4,825,843
Fidelity Retirement Government Money Market Portfolio         4,003,890         3,756,914
Fidelity Short - Intermediate Government Portfolio              509,609           550,148
Fidelity Investment Grade Bond                                  304,717                --
Founders Growth Fund                                            659,725                --
Loans to Participants                                         1,095,314         1,259,992

Investments at contract value:

Travelers G.I.C                                                      --           887,902
                                                            -----------       -----------
Total investments                                            58,246,589        46,458,728
                                                            -----------       -----------

Liabilities:

Employee excess contribution
                                                                  9,448             3,550
                                                            -----------       -----------
Net Assets Available for Plan Benefits                      $58,237,141       $46,455,178
                                                            ===========       ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CAMBREX CORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information as of December 31, 1997

                                                                                     Participant Directed
                                                                  ------------------------------------------------------------

                                                     Cambrex        Cambrex                                      Growth &
                                                     Employer       Employee      Travelers       Magellan       Income
                                     Total Funds    Stock Fund     Stock Fund       G.I.C.          Fund          Fund
                                    ------------   ------------   ------------   ------------   ------------   ------------
ADDITIONS:

Contributions:
  Employee                          $  3,164,799   $         --   $    486,555   $         --   $    677,525   $  1,126,830
  Rollovers                              339,257             --         34,166             --         44,938        150,257
  Employer                               952,532        952,532             --             --             --             --
                                    ------------   ------------   ------------   ------------   ------------   ------------
    Total contributions                4,456,588        952,532        520,721             --        722,463      1,277,087

Net appreciation (depreciation) in
  the fair value of investments       11,309,397      5,282,468      1,667,722             --      1,017,482      2,835,347
Interest & dividends                   1,972,777         19,166          6,214          5,256        444,812        691,768
Loan interest                             89,994          1,087         14,328             --         18,042         24,469

Loan issuances                                --             --        (93,766)            --        (69,488)       (99,877)
Loan repayments                               --         11,821         95,876             --        108,126        161,492
Forfeiture usage                         (13,167)        (2,533)            --             --           (361)        (6,438)
Excess employee contributions             (9,448)            --             --             --             --             --
Interfund transfers                           --       (506,104)       (75,383)      (872,033)      (441,281)       866,390
                                    ------------   ------------   ------------   ------------   ------------   ------------
    TOTAL ADDITIONS                   17,806,141      5,758,437      2,135,712       (866,777)     1,799,795      5,750,238
                                    ------------   ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:

Participants' withdrawals             (6,015,793)    (1,416,390)      (479,677)       (21,125)      (637,298)    (1,736,681)
Administrative expenses                   (8,385)          (177)          (132)            --           (589)        (1,276)
                                    ------------   ------------   ------------   ------------   ------------   ------------

    NET ADDITIONS (DEDUCTIONS)        11,781,963      4,341,870      1,655,903       (887,902)     1,161,908      4,012,281

Net assets available for plan
  benefits at beginning of year       46,455,178     13,941,703      4,212,752        887,902      5,652,040     11,368,487
                                    ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at end of year           $ 58,237,141   $ 18,283,573   $  5,868,655   $         --   $  6,813,948   $ 15,380,768
                                    ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                      Participant Directed
                                    ---------------------------------------------------------------------------------------
                                                    Retirement        Short -     Investment
                                       Asset        Government    Intermediate      Grade          Founders
                                      Manager          Money       Government        Bond           Growth
                                       Fund           Market          Fund           Fund            Fund         Loans
                                    ------------   ------------   ------------   ------------   ------------   ------------
ADDITIONS:

Contributions:
  Employee                          $    411,954   $    384,501   $     41,185   $      6,433   $     29,816   $         --
  Rollovers                               66,361         42,062          1,473             --             --             --
  Employer                                    --             --             --             --             --             --
                                    ------------   ------------   ------------   ------------   ------------   ------------
    Total contributions                  478,315        426,563         42,658          6,433         29,816             --

Net appreciation (depreciation) in
  the fair value of investments          566,546           (184)          (996)         4,389        (63,377)            --
Interest & dividends                     467,215        208,708         32,339          7,342         89,957             --
Loan interest                             10,342         20,303            878            313            232             --

Loan issuances                           (43,854)      (130,573)        (3,442)            --             --        441,000
Loan repayments                           94,860         85,319          4,942          4,006          2,603       (569,045)
Forfeiture usage                          (3,835)            --             --             --             --             --
Excess employee contributions                 --             --             --             --             --             --
Interfund transfers                     (237,151)       458,291        (75,510)       282,287        600,494             --
                                    ------------   ------------   ------------   ------------   ------------   ------------
    TOTAL ADDITIONS                    1,332,438      1,068,427            869        304,770        659,725       (128,045)
                                    ------------   ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:

Participants' withdrawals               (829,670)      (817,097)       (41,222)            --             --        (36,633)
Administrative expenses                   (2,221)        (3,751)          (186)           (53)            --             --
                                    ------------   ------------   ------------   ------------   ------------   ------------

    NET ADDITIONS (DEDUCTIONS)           500,547        247,579        (40,539)       304,717        659,725       (164,678)

Net assets available for plan
  benefits at beginning of year        4,825,843      3,756,311        550,148             --             --      1,259,992
                                    ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at end of year           $  5,326,390   $  4,003,890   $    509,609   $    304,717   $    659,725   $  1,095,314
                                    ============   ============   ============   ============   ============   ============





                                        Other
                                       Activity
                                     ------------
ADDITIONS:

Contributions:
  Employee                           $         --
  Rollovers                                    --
  Employer                                     --
                                     ------------
    Total contributions                        --

Net appreciation (depreciation) in
  the fair value of investments                --
Interest & dividends                           --
Loan interest                                  --

Loan issuances                                 --
Loan repayments                                --
Forfeiture usage                               --
Excess employee contributions              (9,448)
Interfund transfers                            --
                                     ------------
    TOTAL ADDITIONS                        (9,448)
                                     ------------
DEDUCTIONS:

Participants' withdrawals                      --
Administrative expenses                        --
                                     ------------

    NET ADDITIONS (DEDUCTIONS)             (9,448)

Net assets available for plan
  benefits at beginning of year                --
                                     ------------
Net assets available for plan
  benefits at end of year            $     (9,448)
                                     ============

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN:

         The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL

         The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

         ELIGIBILITY FOR PARTICIPATION

         Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date. All other employees, unless covered under a collective bargaining agreement which does not permit participation in the Plan or are temporary or part-time employees scheduled to work less than 20 hours per week, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

         CONTRIBUTIONS

         A participant may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 15%, of their compensation on a before-tax or after-tax basis. Participant contributions may not exceed the smaller of 15% of the participant's base compensation or $9,500 in 1997 and 1996. The Company matches 100% of the employee's contribution based on the first 3% of their compensation; 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in Company stock. The Company match between May 2, 1997 and July 11, 1997 was made from the forfeiture account. Treasury shares were used for the other periods of 1997. During 1996, the Company match was made in treasury shares. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

CAMBREX CORPORATION SAVINGS PLAN

1.       DESCRIPTION OF PLAN, CONTINUED:

         VESTING

         A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant's interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, a participant shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account until a sufficient balance is available to reduce subsequent Company contributions. Forfeitures for 1997 and 1996 were $150,438 and $86,574, respectively. Cumulative unused balances in the forfeiture accounts amounted to $186,297 and $498,600 at December 31, 1997 and 1996 respectively.

         WITHDRAWALS DURING EMPLOYMENT

         A contributing participant may make withdrawals from the vested portion of their after-tax account balance prior to their termination of employment by filing a written request with the Plan Administration Committee. Pre-tax contributions are available only as provided by IRS regulation.

         DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

         A participant, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in their account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $5,000, such participant must elect to receive a distribution of benefit prior to the first anniversary of their severance date or at age 65.

         DEATH, DISABILITY OR RETIREMENT

         If a participant's termination of employment is due to death, disability or retirement, all amounts credited to their account are payable in one lump sum to them or their designated beneficiary.

CAMBREX CORPORATION SAVINGS PLAN

1.       DESCRIPTION OF PLAN, CONTINUED:

         LOANS TO PARTICIPANTS

         The Loan Fund consists of loans to participants which are subject to certain restrictions. The amounts borrowed are transferred from the Funds on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds. The interest rate on loans at December 31, 1997 and 1996 were 9.00% and 8.75%, respectively.

         PLAN TERMINATION

         Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA. In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.


2.       SIGNIFICANT ACCOUNTING POLICIES:

         The financial statements of the Plan have been prepared on the accrual basis of accounting.

         NET APPRECIATION (DEPRECIATION)

         The Plan presents in the "Statement of Changes in Net Assets" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses recognized from the disposition of investments and the unrealized appreciation (depreciation) on those investments.

         PLAN EXPENSES

         Expenses of the Plan consist of fees charged by the Trustee and miscellaneous administrative costs. As of January 1, 1997, the Plan is responsible for loan administrative charges. All other administrative expenses incurred by the Plan are paid by the Company.

CAMBREX CORPORATION SAVINGS PLAN

2.       SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         CONTRIBUTIONS

         Contributions to the Plan are recognized when authorized by the Plan sponsor.

         FEDERAL INCOME TAXES

         The Internal Revenue Service issued its latest determination letter on December 5, 1994, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         CONCENTRATIONS OF CREDIT RISK

         The Plan's investments are self-directed by the participants in a Trust managed by the Trustee with the exception of the Cambrex Employer and Employee Stock Fund, which is both participant and non-participant directed. As of December 31, 1997 and 1996, respectively, Plan investments are allocated as follows: 42% and 40% of the investments are in the Cambrex Corporation Employer and Employee Common Stock Fund, 27% and 25% in the Growth and Income Fund, 9% and 11% in the Asset Manager Fund, 12% and 13% in the Magellan Fund, 7% and 8% in the Retirement Government Money Market Fund, 0% and 2% in the Travelers Life Insurance Guaranteed Investment Contracts, 1% and 1% in the Short
         - Intermediate Government Fund, 1% and 0% in the Investment Grade Bond Fund and 1% and 0% in the Founders Growth Fund. In the event of non-performance by the Trustee, the asset value of the Plan could be substantially impaired.

         As of December 31, 1996, a portion of the Plan's assets were invested in Guaranteed Investment Contracts ("GICs"). The GIC was frozen on December 31, 1992 and was fully liquidated during 1997. The risk associated with GICs and their realizable value is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts. In the event of non-performance, the related asset value of the contracts could be substantially impaired.

CAMBREX CORPORATION SAVINGS PLAN

2.       SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         As of December 31, 1997, the concentration in the Cambrex Corporation Common Stock Fund was $24.2 million or 42% of the Plan. A significant portion ($5.9 million or 10%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Corporation Common Stock Fund. The balance of the fund ($18.3 million or 32%) is attributable to employer matching contributions made solely in Company stock. This fund bears the risk associated with a single stock investment.

         Funds offered within the Plan are diversified, allowing employees to self-direct participation on a broad range of Funds being offered. Employer matching contributions are made directly into the Cambrex Corporation Common Stock fund and cannot be transferred by participants until reaching age 55, as provided under Plan provisions.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

CAMBREX CORPORATION SAVINGS PLAN

3.       INVESTMENT IN FIDELITY INVESTMENTS:

         The assets of the Plan are invested by the participants in several funds held by Fidelity Investments. The funds currently available to participants are: Fidelity Growth & Income Portfolio, Fidelity Asset Manager, Fidelity Retirement Government Money Market Portfolio, Fidelity Magellan Fund, Fidelity Short - Intermediate Government Portfolio, Fidelity Investment Grade Bond, Founders Growth Fund and the Cambrex Employer and Employee Stock Fund. Fidelity Growth & Income Portfolio seeks long term growth and a reasonable level of current income by investing in companies which offer growth potential while paying current dividends. Fidelity Asset Manager seeks high total return and reduced risk over the long term by allocating its assets among stocks, bonds, and short-term fixed income instruments. Fidelity Retirement Government Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentality's. Fidelity Magellan Fund is a large, diversified portfolio of common stocks and convertible securities seeking long-term growth of capital. Fidelity Institutional Short - Intermediate Government Portfolio seeks to provide a high level of current income in a manner consistent with preserving principal by exclusively investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Fidelity Investment Grade Bond Fund is an income fund, seeking a high rate of current income consistent with reasonable risk. Founders Growth Fund seeks to increase the value of your investment over the long term through capital growth by investing in common stocks of well-established, high quality growth companies, both domestic and abroad.

         The following table presents the cost and fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 1997:

   NUMBER
  OF SHARES                       INVESTMENT                            COST                FAIR VALUE
--------------      ----------------------------------------      -----------------      -----------------
      508,650       Cambrex Employer & Employee                        $10,243,269            $24,152,228
                      Stock Fund
       71,522       Fidelity Magellan Fund                               5,702,208              6,813,948
      403,695       Fidelity Growth & Income Portfolio                  10,765,152             15,380,768
      290,267       Fidelity Asset Manager                               4,534,637              5,326,390
    4,003,890       Fidelity Retirement Government                       4,003,890              4,003,890
                       Money Market Portfolio

CAMBREX CORPORATION SAVINGS PLAN

3.       INVESTMENT IN FIDELITY INVESTMENTS, CONTINUED:

         The number of participants in each fund as of December 31, 1997 and 1996 were:

                                                                          1997              1996
                                                                       ------------      -----------
Fidelity Growth & Income Portfolio                                             578              578
Fidelity Asset Manager                                                         346              376
Fidelity Retirement Government Money Market Portfolio                          249              286
Fidelity Magellan Fund                                                         453              458
Fidelity Short - Intermediate Government Portfolio                              76               72
Cambrex Employer & Employee Stock Fund                                         731              743
Travelers' GIC Fund                                                              -              141
Fidelity Investment Grade Bond                                                  14                -
Founders Growth Fund                                                            65                -

         Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks, and government securities. The Plan's investments are stated at fair value except for its investment contract which is valued at contract value (Note 4). Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Each fund has its own investment managers who exercise discretionary authority concerning investment vehicles within the fund.

         The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. Investment income and gains and losses have been allocated daily by the Trustee in proportion to the market values of the respective plans, adjusted for contributions and distributions.

CAMBREX CORPORATION SAVINGS PLAN

4.       INVESTMENT IN TRAVELERS FIXED INCOME G.I.C.:

         The investment in The Travelers' Guaranteed Investment Contract is valued at the contract rate plus accrued interest. As of December 31, 1992, the Company discontinued to offer the Travelers Fixed Income G.I.C. as an investment alternative. As part of the discontinuance provisions of the contract, a minimum of 20% per year is to be transferred out of the Travelers G.I.C. and is available for investment into the funds based upon the employees current election options. The first transfer was made on March 1, 1993. The final liquidation transfer was made in March, 1997.

         The contract is included in the financial statements at contract value because it is fully benefit responsive. The fair value of the investment contract at December 31, 1996 approximated the contract value. The average yield on these investments was 4.38% for the year ended December 31, 1996. The crediting interest rate was 4.30% as of December 31, 1996.

5.       RELATED PARTY TRANSACTIONS:

         The Cambrex Employer and Employee Stock Fund invests solely in Cambrex Corporation common stock and maintains 3-4% liquidity. Employee contributions are used to buy units in the fund. The employer matching contribution is made in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares were traded on the AMEX. Withdrawal from the Cambrex Stock Fund for transfer to another investment fund is restricted to the employee contributions, dividends, and appreciation thereon. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. The Cambrex Corporation common shares are currently traded on the NYSE.

6.       SUBSEQUENT EVENT:

         In July, 1998, a new fund, the Spartan U.S. Equity Index Fund, was added to the investment options available to the participants.

         On June 25, 1998, there was a 2 for 1 stock split of the Cambrex Corporation stock.

CAMBREX CORPORATION SAVINGS PLAN

Item 27(a) - Schedule of Assets Held for Investment Purposes
December 31, 1997

           DESCRIPTION OF ASSETS/INVESTMENTS               UNITS       COST      FAIR VALUE
------------------------------------------------------   ---------  -----------  -----------
Founders Growth                                             38,179  $   726,687  $   659,725
Cambrex Employer and Employee Stock Fund                   508,650   10,243,269   24,152,228
Fidelity Magellan Fund                                      71,522    5,702,208    6,813,948
Investment Grade Bond                                       41,857      300,542      304,717
Fidelity Growth & Income Portfolio                         403,695   10,765,152   15,380,768
Fidelity Asset Manager                                     290,267    4,534,637    5,326,390
Fidelity Retirement Government Money Market Portfolio    4,003,890    4,003,890    4,003,890
Short - Intermediate Government Portfolio                   54,099      514,248      509,609
Participant Loans (at various interest rates)                                      1,095,314
                                                                    -----------  -----------
                                                                    $36,790,633  $58,246,589
                                                                    ===========  ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CAMBREX CORPORATION SAVINGS PLAN

Item 27(d) - Schedule of 5% Reportable Transactions
December 31, 1997

                                                         TOTAL       TOTAL      REALIZED
     DESCRIPTION OF ASSETS/INVESTMENTS                 PURCHASES     SALES     GAIN/(LOSS)
-----------------------------------------------------  ----------  ----------  ----------
Cambrex Employer and Employee Stock Fund               $2,599,602  $3,551,882  $2,196,786
Fidelity Magellan Fund                                  1,905,631   1,761,692     260,486
Fidelity Growth & Income Portfolio                      5,358,795   4,183,380     749,853
Fidelity Asset Manager                                  1,536,900   1,603,085     269,523
Fidelity Retirement Government Money Market Portfolio   4,048,625   3,801,649          --

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               CAMBREX CORPORATION

                              PART III - NARRATIVE



The due date for the Cambrex Corporation Savings Plan Annual Report on Form 11-K coincides with the due date for the Cambrex Corporation's Annual Report on Form 10-K. Therefore, additional time is required to prepare complete and accurate financial statements for the savings plan, to conduct the related audit, and to prepare Form 11-K.